

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2021

Ayub Khattak
Chief Executive Officer
Cue Health Inc.
4980 Carroll Canyon Rd.
Suite 100
San Diego, CA 92121

> **Re:** **Cue Health Inc.**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.11**
> **Filed September 1, 2021**
> **File No. 333-259250**

Dear Mr. Khattak:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance